Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed unaudited interim condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our annual report on Form 20-F for the fiscal year ended December 31, 2024 under Forward-Looking Statements and Item Item 3.D. Risk Factors, filed with the SEC on March 21, 2025.

A.	Operating Results

Overview

We are a leading holographic digitalization technology service provider in China. We are committed to providing first-class holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and have built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of Our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library has the potential to become the new norm for the digital twin augmented physical world in the near future. We are a distributor of holographic hardware and generate revenue through resale.

Business Combination

Golden Path Acquisition Corporation (“Golden Path”) was a former blank check company incorporated in Cayman Island on May 9, 2018. Golden Path was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC would merge with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

On September 8, 2022, Golden Path held an Extraordinary General Meeting (the “Extraordinary General Meeting”) to approve the Merger and the transactions contemplated by the Merger Agreement.

On September 16, 2022, in accordance with the Merger Agreement, the closing of the Business Combination (the “Closing”) occurred, pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. As a result of the consummation of the Business Combination, MC became a wholly owned subsidiary of Golden Path which changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ under the symbols “HOLO” and “HOLOW,” respectively.

Results of Operations - Six months ended June 30, 2025 Compared to Six months ended June 30, 2024

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variance
	RMB	RMB	USD	%
Revenues
Holographic solutions	7,570,587	65,306,664	9,090,951	726.2
Holographic technology service	121,097,052	94,291,988	13,125,825	(22.0)
Total/Overall	128,667,639	159,598,652	22,216,776	24.0

Our total operating revenues increased by approximately 24.0% from RMB 128.7 million for the six months ended June 30, 2024 to RMB 159.6 million (USD 22.2 million) for the six months ended June 30, 2025.

Holographic solutions Revenues

Holographic solutions revenues increased by approximately 726.2% from RMB 7.6 million for the six months ended June 30, 2024 to RMB 65.3 million (USD 9.1 million) for the six months ended June 30, 2025. This is mainly due to the increased demand from customers for holographic solutions.

Holographic technology services Revenues

Holographic technology services revenues decreased by approximately 22.0% from RMB 121.1 million for the six months ended June 30, 2024 to RMB 94.3 million (USD 13.1 million) for the six months ended June 30, 2025, The main reason for the decline in holographic technology service revenue is the sluggish market environment and the reduction in customer demand

Ability to retain and attract customers

The Company’s management team monitors the number of total customers, number of new customers, number of high paying customers, and customer retention rate as indicators of the growth and condition of the Company’s overall business. As to performance metrics, the number of high paying customers reflects the quality of the Company’s earnings. The retention rate reflects the Company’s service quality, customer loyalty to our services, and the sustainability of the Company’s business growth. If the number of new customers, high paying customers, and retention rate fall, the Company may need to re-evaluate its business strategy or evaluate its service efficiency. The quantitative information in number of customers and retention rate provides investors with information to evaluate the Company revenue growth, revenue quality, and concentration risk on a periodic basis. This information also provides investors insights on how the Company measures and monitors its performance.

The company’s total customers were 87 and 84, respectively for the six months ended June 30, 2024 and 2025, a decrease of 3.5%, among which 55 were new customers. However, the decrease in the number of customers did not lead to a decline in total revenue.

The Company considers customers with or over RMB 0.5 million revenue as high paying customers. The numbers of high payment customers are 36 and 43, respectively for the six months ended June 30, 2024 and 2025, representing 95.1% and 96.3% of total revenue for each period and a 25.6% increase.

The Company’s overall customer retention rates are 19% and 33% respectively for the six months ended June 30, 2024 and 2025. Retention rates of high paying customer are 13% and 36% respectively for the same period. Retention rates of the Company’s top 10 customers are 10% and 40% for the six months ended June 30, 2024 and 2025, respectively. Retention rates of the Company’s top 20 customers are 5% and 25% for the six months ended June 30, 2024 and 2025, respectively.

Retention rate is calculated by first counting the number of customers at the beginning of the period (denominator) and the number of old customers during measurement period (numerator), then dividing the numerator by the denominator. Old customers repeating customer who keeps loyalty to the company’s services throughout the measurement periods and calculated as number of total customers at the end of measurement period minus new customers obtained during the measurement period. Customers counted for the purpose of calculating retention rate are based on those that were customers at any point during the period.

The Company’s overall customer retention rates are 19% and 33%, for the six months ended June 30, 2024 and 2025, This is due to the fact that the Company’s built out of its own sales channels and less dependent on third party sales.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variance
	RMB	RMB	USD	%
Cost of revenues
Holographic solutions	2,114,283	53,110,990	7,393,264	2412.0
Holographic technology service	103,120,894	70,742,697	9,847,669	(31.4)
Total/Overall	105,235,177	123,853,687	17,240,933	17.7

Our total cost of revenues increased by approximately 17.7% from RMB 105.2 million for the six months ended June 30, 2024 to RMB 123.8 million (USD 17.2 million) for the six months ended June 30, 2025.

Cost of Holographic Solutions Revenues

Cost of holographic solutions revenues was RMB 53.1 million (USD 7.4 million) for the six months ended June 30, 2025, compared to RMB 2.1 million for the six months ended June 30, 2024.

Our cost of revenues for holographic solutions sales increased by approximately RMB 51.0 million, representing a 2412.0% growth. The amount grew from approximately RMB 2.1 million for the six months ended June 30, 2024, to approximately RMB 53.1 million (USD 7.4 million) for the six months ended June 30, 2025. The increase in the cost of revenue is mainly due to increased customer demand. The associated costs related to producing and delivering those holographic solutions also increased, ultimately leading to the observed increased in the cost of revenues.

Cost of Holographic Technology Service Revenues

Cost of holographic technology service revenues was RMB 70.7 million (USD 9.8 million) or the six months ended June 30, 2025, compared to RMB 103.1 million for the six months ended June 30, 2024.

Our cost of revenues for services decreased by approximately RMB 32.7 million, representing a 31.4% decline. The amount decreased from approximately RMB 103.1 million for the six months ended June 30, 2024, to approximately RMB 70.7 million (USD 9.8 million) for the six months ended June 30, 2025. The decrease in the cost of revenues was mainly due to the constantly decreasing Holographic technology service sales.

Gross Profit

	For the Six Months Ended June 30,
	2024	2025	2025	Variance
	RMB	RMB	USD	%
Holographic solutions
Gross profit	5,456,304	12,195,674	1,697,687	6,739,371
Gross margin (%)	72.1	18.7	18.7	123.5
Holographic technology service
Gross profit	17,976,158	23,549,291	3,278,156	5,573,133
Gross margin (%)	14.8	25.0	25.0	31.0
Total/Overall
Gross profit	23,432,462	35,744,965	4,975,843	12,312,504
Gross margin (%)	18.2	22.4	22.4	52.5

Our gross profit increased by approximately RMB 12.3 million, from approximately RMB 23.4 million for the six months ended June 30, 2024 to approximately RMB 35.7 million (USD 5.0 million) for the six months ended June 30, 2025. For the six months ended June 30, 2024 and 2025, our overall gross margin was 18.2% and 22.4%, respectively. The Holographic solutions’ gross margin decreased from 72.1% to 18.7% for the six months ended June 30, 2024 and 2025, respectively, due to the deterioration of market competition. The holographic technology service’ margin increased from 14.8% to 25.0% for the six months ended June 30, 2024 and 2025, respectively, due to the innovation and improvement of software technology.

Operating Expenses

For the six months ended June 30, 2025, we incurred approximately RMB 35.1 million (USD 4.9 million) in operating expenses, representing a decrease of approximately RMB 122.5 million, or 78%, from approximately RMB 157.5 million for the six months ended June 30, 2024 as a result of the reduction in operating costs.

Our selling expenses primarily consist of salaries and benefits of sales department, advertising fee and marketing expense. Selling expenses increased by approximately RMB 0.01 million from approximately RMB 1.17 million for the six months ended June 30, 2024 to approximately RMB 1.18 million (USD 4.9 million) for the six months ended June 30, 2025.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management, professional service fees, office rental, depreciation and other administrative related expenses. General and administrative expenses decreased by approximately RMB 4.5 million, or 30.1%, from RMB 14.9 million for the six months ended June 30, 2024 to approximately RMB 10.4 million (USD 1.4 million) for the six months ended June 30, 2025. The decrease was mainly due to a decrease in professional service fees of approximately RMB 3.0 million and a decrease of approximately RMB 1.0 million in stock compensation expenses.

Research and development expenses decreased by approximately RMB 116.9 million, or 82.9%, from approximately RMB 141.0 million for the six months ended June 30, 2024 to approximately RMB 24.1 million (USD 3.4 million) for the six months ended June 30, 2025. The decrease was primarily due to the company’s comprehensive review and optimization of its research and development projects in 2025. Some projects with uncertain market prospects were terminated, thereby reducing the corresponding research and development investment.

Other income, net

Total net other income was approximately RMB 14.9 million for the six months ended June 30, 2024 compared to other income, net of approximately RMB 237.5 million (USD 33.1 million) for the six months ended June 30, 2025.

Financial income, net. We had net financial income of approximately RMB 5.3 million and RMB 22.6 million (USD 3.1 million) which consisted primarily of bank charges and interest income for the six months ended June 30, 2024 and 2025, respectively. The increase was due to an increase in bank term deposits for the six months ended June 30, 2025.

Investment income. We had investment income of approximately nil and RMB 214.9 million (USD 29.9 million) for the six months ended June 30, 2024 and 2025, respectively. The increase is from the interest income received from short-term investments for the six months ended June 30, 2025.

Income tax expense

Our income tax expense amounted to approximately RMB 2.5 million and RMB 0.004 million for the six months ended June 30, 2024 and 2025, the decrease was mainly due to the deferred tax assets decreased by approximately RMB 2.9 million for the six months ended June 30, 2024.

Net loss/income

As a result of the foregoing, we had reported a net loss of RMB 121.7 million and a net income of RMB 238.1 million (USD 33.1 million), respectively, for the six months ended June 30, 2024 and 2025.

Net loss/income attributable to MicroCloud Hologram Inc.

After deducting non-controlling interests, net loss attributable to holding company increased from approximately RMB 120.7 million for the six months ended June 30, 2024 to net income of approximately RMB 237.9 million (USD 33.1 million) for the six months ended June 30, 2025.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2025, we had cash of RMB 1,596.3 million (USD 223.0 million). Our working capital was approximately RMB 2,864.9 million (USD 400.2 million) as of June 30, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

Cash Flows

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net cash (used in) provided by operating activities	(122,732,150)	23,067,685	3,211,115
Net cash used in investing activities	(106,985,195)	(379,435,494)	(53,004,134)
Net cash provided by financing activities	733,648,401	1,104,593,216	154,303,865
Effect of exchange rate on cash and cash equivalents	98,775	(3,387,011)	30,297
Change in cash and cash equivalents	504,029,831	744,838,396	104,541,143
Cash and cash equivalents, beginning of period	126,037,538	851,470,436	118,450,620
Cash and cash equivalents, end of period	630,067,369	1,596,308,832	222,991,763

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was primarily attributable to net loss of approximately RMB 121.7 million adjusted by various non-cash items such as depreciation and amortization expenses and allowance for credit loss of approximately RMB 2.7 million resulting in cash outflow of approximately RMB 119.0 million from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 13.7 million and the decrease in contract liabilities of approximately RMB 1.7 million. Cash outflow was offset by inflow of approximately RMB 6.6 million in accounts payable and prepayment of approximately RMB 3.9 million for professional services.

Net cash provided by operating activities was approximately RMB 23.1 million (USD 3.2 million) for the six months ended June 30, 2025, derived mainly from net income of approximately RMB 238.1 million (USD 33.1 million) adjusted by the gain from short-term investments of approximately RMB 214.3 million (USD 29.8 million), and net changes in our operating assets and liabilities, principally comprising of an increase of approximately RMB 2.2 million (USD 0.3 million) in accounts receivable, a decrease of approximately RMB 2.3 million (USD 0.3 million) in prepayments and other current assets, a decrease of approximately RMB 2.4 million (USD 0.3 million) in contract liabilities, and an increase of approximately RMB 1.6 million (USD 0.2 million) in other payables and accrued liabilities.

Investing Activities

Net cash used in investing activities was approximately RMB 107.0 million for the six months ended June 30, 2024, primarily due to the purchases of short-term investments of approximately RMB 107.0 million.

Net cash used in investing activities was approximately RMB 379.4 million (USD 53.0 million) for the six months ended June 30, 2025, primarily due to the purchases of short-term investments of approximately RMB 522.6 million (USD 73.0 million) and redemption of short-term investments of approximately RMB 143.2 million (USD 20.0 million).

Financing Activities

Net cash provided by financing activities was approximately RMB 733.6 million for the six months ended June 30, 2024, which was primarily derived from proceeds of approximately RMB 733.8 million from convertible bonds, proceeds of approximately RMB 3.2 million from bank loans, partially net off by a repayment of bank loans of approximately RMB 3.4 million.

Net cash provided by financing activities was approximately RMB 1,104.6 million (USD 154.3 million) for the six months ended June 30, 2025, which was primarily derived from proceeds of approximately RMB 1,106.4 million (USD 154.6 million) from convertible bonds, proceeds of approximately RMB 0.7 million (USD 0.1 million) from bank loans, partially net off by a repayment of bank loans of approximately RMB 2.5 million (USD 0.3 million).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.